UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Notice to Shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 14, 2020, regarding the announcement of the Annual General Meeting of Natura &Co Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: January 14, 2020

Item 1

Notice to Shareholders, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on January 14, 2020, regarding the announcement of the Annual General Meeting of Natura &Co Holding S.A.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration Number (NIRE) 35.3.0053158-2

NOTICE TO SHAREHOLDERS

Natura &Co Holding S.A. (“Company”), in compliance with paragraph 2 of Article 21-L of CVM Instruction 481/09, hereby announces that the Annual General Meeting of the Company will be held on April 24, 2020, at 8: 00 hours, at the company's headquarters. The detailed guidelines on the meeting will be timely disclosed by the Company, within the terms of applicable legislation and regulations.

São Paulo, January 14th, 2020.

José Antonio de Almeida Filippo

Chief Financial and Investor Relations Officer